

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Hezron Lopez
Executive Vice President
WillScot Mobile Mini Holdings Corp.
4646 E. Van Buren Street, Suite 400
Phoenix, Arizona 85008

   Re: WillScot Mobile Mini Holdings Corp.
   Amendment No. 2 to Registration Statement on Form S-4
   Filed May 20, 2024
   File No. 333-278544

Dear Hezron Lopez:

   We have reviewed your amended registration statement and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 30, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed May 20, 2024

Exhibit 5.1 Opinion of Allen Overy Shearman Sterling US LLP regarding the validity of WillScot Mobile Mini Common Stock being registered

1.   Please have legal counsel revise its opinion to permit reliance on the opinion by investors. In this regard, we note the limitation on reliance contained in the final paragraph of the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (October 14, 2011), which is available on our website.

Exhibit 8.1 Opinion of Allen Overy Shearman Sterling US LLP as to certain tax matters
Exhibit 8.2 Opinion of Morrison & Foerster LLP as to certain tax matters

2.   Please have each legal counsel revise its opinion to state that the relevant tax disclosure in the prospectus is the opinion of counsel. For guidance, please refer to Sections III.B.2 and II.C.2 of Staff Legal Bulletin No. 19.

       Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey J. Pellegrino